UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Alcobra Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01

(Title of Class of Securities)

M2239P 10 9

(CUSIP Number)

Amir Efrati

Exodus Capital L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2239P 10 9

1	NAME OF REPORTING PERSON

Exodus Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,721,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,721,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,721,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. M2239P 10 9

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,993,391
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,993,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,993,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. M2239P 10 9

1	NAME OF REPORTING PERSON

The Phoenix Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		626,208
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

626,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. M2239P 10 9

1	NAME OF REPORTING PERSON

Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		626,208
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

626,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. M2239P 10 9

1	NAME OF REPORTING PERSON

Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		626,208
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

626,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. M2239P 10 9

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,619,599
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,619,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. M2239P 10 9

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 12, 2017, the Reporting Persons responded to the Issuer’s letter dated April 5, 2017 (the “Issuer’s Letter”), rejecting the Issuer’s reasoning for not convening the Extraordinary General Meeting (the “EGM”) as initially requested by the Reporting Persons on March 16, 2017 (the “Initial Request”) and explaining the reasons why the Issuer’s Letter was nothing more than a delaying tactic, and detrimental to the Issuer and all of its shareholders (the “Response Letter”). The reasons set forth in the Response Letter included, but were not limited to: (i) the Reporting Persons rejection of the Issuer’s premise that removing the current members of the Board of Directors of the Issuer (the “Board”) would de-stabilize the Issuer, as the Board has shown it is not capable of holding management accountable, and must be replaced; and (ii) the Reporting Persons rejection of the Issuer’s premise that directors may only be appointed at an Annual General Meeting, as the Articles of Association of the Issuer (the “Articles”) clearly allow for directors to be appointed at an EGM. As such, the Reporting Persons concluded their Response Letter by again demanding that the Issuer convene an EGM per the valid Initial Request and that, in parallel, they would seek to convene an independent general meeting by virtue of the Reporting Person’s authority in accordance with Israeli Companies Law.

Accordingly, also on April 12, 2017, the Reporting Persons delivered notice to the Issuer to convene an independent extraordinary general meeting of shareholders in accordance with Israeli Companies Law (the “Notice”). The Notice was given to: (i) remove and dismiss all of the directors of the Issuer; (ii) amend the Articles; (iii) determine that the number of directors to serve on the Board will be five; and (iv) elect five qualified directors out of six candidates, including Mr. Jerome Zeldis, Mr. Kevin Connelly, Mr. Yuval Yanai, Mr. Asher Holzer, Mr. Amir Efrati and Mr. Asaf Frumerman.

The full text of the Response Letter and Notice are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Response Letter to Alcobra Ltd., dated April 12, 2017.
99.2	Notice of Extraordinary General Meeting of Shareholders of Alcobra Ltd., dated April 12, 2017.

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CUSIP No. M2239P 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2017

EXODUS CAPITAL L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

THE PHOENIX HOLDING LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

DELEK GROUP LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Itshak Sharon (Tshuva)

9